VIA EDGAR

August 1, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Application for Withdrawal of Registration Statement on Form N-2 for Helios Total Return Fund Inc.

File Nos. 333-145748 and 811-05820

Ladies and Gentlemen:

Helios Total Return Fund, Inc., formerly The Hyperion Brookfield Total Return Fund, Inc. (the “Fund”), a closed-end management investment company organized as a corporation under the laws of the State of Maryland, hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw the Registration Statement on Form N-2 (File Nos. 333-145748 and 811-05820) (the “Registration Statement”) filed on August 28, 2007 under the Securities Act and the Investment Company Act of 1940, as amended.

The Fund is seeking withdrawal of this Registration Statement on the grounds that this Registration Statement was never declared effective by the Securities and Exchange Commission.

No securities were sold in connection with this Registration Statement.

If you have any questions concerning the foregoing, please contact Rachael Schwartz of Paul Hastings LLP, counsel to the Fund, at (212) 318-6275.

Very truly yours,

Helios Total Return Fund, Inc.

By:	/s/ Jon C. Tyras
Name: Title:	Jon C. Tyras Secretary